

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 28, 2016

William H. Roof
Chief Executive Officer
Intellicheck Mobilisa, Inc.
100 Jericho Quadrangle, Suite 202
Jericho, NY 11753

> **Re: Intellicheck Mobilisa, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 21, 2016**
> **File No. 333-214193**

Dear Mr. Roof:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Christopher H. Cunningham, Esq.
        K&L Gates LLP